AB 2/27

SEC
Mail Processing
Section
FEB 25 2013
Washington DC
402

[redacted]

SECURI ION

13011776

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-52899

OB 2/26/13

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Family Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 American Parkway
(No. and Street)

Madison (City) WI (State) 53783-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Nordby (608) 242-4100 x. 31202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OD 2/27/13

OATH OR AFFIRMATION

I, Kari Grasee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Family Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kari E Grasee
Signature

VP, Controller
Title

Kimberly A. Schroeder
Notary Public KIMBERLY A. SCHROEDER NOTARY PUBLIC STATE OF WISCONSIN
MY COMMISSION EXPIRES NOVEMBER 2, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Family Securities, LLC

(A Limited Liability Company wholly owned by American Family Mutual Insurance Company (AFMIC))

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2012

pwc

pwc

American Family Securities, LLC

(A Limited Liability Company wholly owned by American Family Mutual Insurance Company (AFMIC))

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2012

American Family Securities, LLC
(A Limited Liability Company wholly owned by AFMIC)
Contents
December 31, 2012

Page(s)

pwc

Report of Independent Auditors

To the Board of Directors and Member of
American Family Securities, LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of American Family Securities, LLC (a limited liability company wholly owned by the American Family Mutual Insurance Company) which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, of changes in member's equity and of cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Family Securities, LLC at December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

pwc

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the Supplemental Schedules on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Security Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 18, 2013

American Family Securities, LLC
(A Limited Liability Company wholly owned by AFMIC)
Statement of Financial Condition
December 31, 2012

(in thousands of dollars)

Assets		
Cash	$	18
Total assets	$	18
Member's Equity	$	18
Total member's equity	$	18

The accompanying notes are an integral part of these financial statements.

American Family Securities, LLC
(A Limited Liability Company wholly owned by AFMIC)
Statement of Income
Year Ended December 31, 2012

(in thousands of dollars)

Revenues		
Commissions	$	835
Management fees		3,265
12b-1 fees		360
Total revenues		4,460
Expenses		
Salaries and payroll taxes		1,478
Sales commissions		835
Operating - other		460
Legal		437
Printing		285
Employee relations and welfare		245
Consultants		237
Computer		214
Rent		135
Contract programmers		71
Other field compensation		38
Licenses and fees		25
Total expenses		4,460
Income before income taxes		-
Current income taxes		-
Net income	$	-

The accompanying notes are an integral part of these financial statements.

American Family Securities, LLC
(A Limited Liability Company wholly owned by AFMIC)
Statement of Changes in Member's Equity
Year Ended December 31, 2012

(in thousands of dollars)		
Balance as of December 31, 2011	$	18
Net income		-
Balance as of December 31, 2012	$	18

The accompanying notes are an integral part of these financial statements.

American Family Securities, LLC
(A Limited Liability Company wholly owned by AFMIC)
Statement of Cash Flows
Year Ended December 31, 2012

(in thousands of dollars)	
Cash flows from operating activities	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities	-
Net cash provided by (used in) operating activities	-
Cash	
Beginning of year	18
End of year	$ 18

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Significant Accounting Policies

American Family Securities, LLC (herein referred to as the "Company") is a limited liability company whose sole member is American Family Mutual Insurance Company (the "Parent" or "AFMIC") located in Madison, Wisconsin. The Company is a non-clearing, registered broker-dealer with the Securities Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is the principal underwriter of variable universal life and annuity products issued by American Family Life Insurance Company ("AFLIC"), a wholly owned subsidiary of AFMIC. AFLIC ceased the new issuance of these products as of September 30, 2009.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting policies used in the preparation of these statements include:

a. Commissions
Commission revenue represents reimbursement by AFLIC to the Company for 2012 commission expense paid on behalf of the Company, by the Parent, to its agents.

b. Management Fees
Management fees represent reimbursement by AFLIC to the Company for total expenses incurred, excluding commissions and net of expenses settled using 12b-1 fee proceeds.

c. 12b-1 Fees
12b-1 fees represent reimbursement by fund companies to the Company for distribution expenses incurred, as authorized in SEC Rule 12b-1. 12b-1 fees are used to directly reimburse AFMIC for a portion of the Company's incurred expenses.

d. Intercompany Expense Allocation
The Company shares certain employee, administrative, occupancy and marketing expenses with AFMIC and other affiliated companies. Such expenses are allocated to the Company at cost in proportion to estimated utilization. Allocation methods are refined periodically in light of current operations and resources utilized by the Company. Allocated expenses amounted to $3.6 million for 2012.

e. Federal Income Taxes
The Company is organized as a limited liability company and, as such, is classified as a disregarded entity for federal and state income tax purposes. The Company is included in the federal consolidated tax return as part of AFMIC. The consolidated AFMIC group is subject to a tax allocation agreement under which each member's tax liability equals or approximates separate return calculations with current credit for net losses and tax credits utilized by other members of the group. The tax provision is based on estimated taxable income at the date of the financial statements using currently enacted tax laws and rates. Income tax expense or benefit computed is paid to or reimbursed by AFMIC.

f. Statement of Cash Flows
The Company paid no income taxes during 2012. The Company paid no interest in 2012.

g. **Fair Value Measurements**
The Company did not have any financial assets or liabilities reported at fair value on the Statement of Financial Condition as of December 31, 2012.

2. Regulatory Net Capital Requirement

Pursuant to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), the Company is required to maintain net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this rule. The Company operates under the basic method which requires minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2012, the Company had net capital of $18,000 which was $13,000 in excess of its required minimum net capital. At December 31, 2012, the Company had no aggregate indebtedness.

3. Related Parties

The Company presently has no employees. The Parent has entered into an agreement to provide certain services to the Company. As part of this agreement, the Parent provides the Company with funds sufficient to maintain excess net capital at all times that is at least equal to 200% of the Company's net capital requirements.

AFMIC, AFLIC and the Company have entered into a Right of Setoff Agreement. The right of setoff exists for the purpose of commission receipts and payments related to the issuance and maintenance of the variable products and other administrative expenses. As a result of this agreement, the Company has no receivable or payable relating to these related party transactions.

4. Commitments and Contingencies

In the normal course of business, the Company has entered into contracts that contain a variety of representations and warranties and which also provide general indemnifications. The Company's maximum exposure is unknown, as any such exposure would result from future claims that may be, but have not yet been, made against the Company based on events which have not yet occurred. However, based on experience, management believes the risk of loss from these arrangements to be remote.

5. Securities Investor Protection Corporation

The Company is exempt from membership to the Securities Investor Protection Corporation (SIPC) as its business consists exclusively of the sale of variable universal life and variable annuity products. As a result, the Company files form SIPC-3 to certify exclusion of membership from the SIPC.

SUPPLEMENTAL SCHEDULES

American Family Securities, LLC
(A Limited Liability Company wholly owned by AFMIC)
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2012

(in thousands of dollars)		
Member's equity	$	18
Deductions and charges:		
Non-allowable assets		-
Net capital		18
Minimum net capital requirement (the greater of $5 or 6-2/3% aggregate indebtedness)		5
Net capital in excess of requirement		13
Aggregate indebtedness	$	-
Ratio of aggregate indebtedness to net capital		0.0000 to 1

There were no differences between the above computation of net capital and the corresponding computation submitted by the Company in Part IIA of their unaudited Form X-17A-5 as of December 31, 2012.

American Family Securities, LLC

(A Limited Liability Company wholly owned by AFMIC)
Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2012

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934, in accordance with paragraph k(1). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

There were no differences between the above information and the information submitted by the Company in Part IIA of their unaudited Form X-17A-5 as of December 31, 2012.

pwc

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To Board of Directors and Member of:
American Family Securities, LLC:

In planning and performing our audit of the financial statements of American Family Securities, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls activities and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

pwc

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis

Our consideration of internal control was for the limited purpose described in the first and second, paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 18, 2013

MIX
Paper from responsible sources
FSC® C012076

Printed on paper containing 30% post consumer waste (PCW) fiber and certified by the Forest Stewardship Council.™